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Pricing Supplement dated August 21, 2002 	                      Rule 424(b)(3)
(To Prospectus dated April 3, 2002 and	                          File No. 333-84692
Prospectus Supplement dated April 4, 2002)



                	TOYOTA MOTOR CREDIT CORPORATION

               	Medium-Term Note - Fixed Rate/Floating Rate

____________________________________________________________________________________

Principal Amount: $800,000			     Trade Date:  8/21/02
Issue Price: 100% 				     Original Issue Date: 8/26/02
Interest Rate: 5.656% 				     Net Proceeds to Issuer:$795,400
Interest Payment Dates: each August 24 and 	      Principal's Discount
 February 24, commencing February 24, 2003	 	 or Commission: 0.575%
Stated Maturity Date: August 24, 2012

____________________________________________________________________________________

Day Count Convention:
     [X] 30/360 for the period from August 26, 2002 to August 24, 2012 (See "Additional Terms of the Notes: Conversion to Floating Rate Notes"
           below.)
     [ ]  Actual/365 for the period from   	        to
     [ ]  Other (see attached)

Redemption:
     [X]  The Notes cannot be redeemed prior to the Stated Maturity Date.
     [ ] The Notes may be redeemed prior to Stated Maturity Date. Initial Redemption Date: Not applicable
          Initial Redemption Percentage:  Not applicable
          Annual Redemption Percentage Reduction:  Not applicable

Repayment:
     [ ]  The Notes cannot be repaid prior to the Stated Maturity Date.
     [X] The Notes can be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.
          Optional Repayment Date(s): See "Additional Terms of the Notes - Repayment Option"
           Repayment Price: See "Additional Terms of the Notes - Repayment
            Option"

Currency:
    Specified Currency:  U.S. dollars
         (If other than U.S. dollars, see attached)
    Minimum Denominations:
         (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  [ ]  Yes     [X] No
    Total Amount of OID:
    Yield to Maturity:
    Initial Accrual Period:

Form:  [X] Book-entry            [ ] Certificated

Other Terms:	The Holder of the Notes has an option to convert each Note into a
                Floating Rate Note. Upon conversion, certain of the terms of such Note summarized above will be changed. See "Additional Terms of the Notes - Conversion to Floating Rate Notes."

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                        	___________________________

                        	Merrill Lynch & Co.

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				ADDITIONAL TERMS OF THE NOTES

Repayment Option

     The Notes will be repayable by TMCC at the option of the Holder thereof at a repayment price equal to the Market Price (as defined below), together with unpaid interest accrued thereon to but excluding the date of repayment.

     The Holder, the Beneficial Owner of the Notes or the Participant through which the Beneficial Owner owns its interest shall have the right on any Business Day (as defined below) to request orally or in writing that TMCC provide a quote for the Market Price of the Notes for that day. TMCC shall provide a written quote to the person or entity requesting the quote within one Business Day of TMCC's receipt of the request. The Holder shall have three Business Days after delivery of the quote to exercise its right to require TMCC to repay any of the Notes represented by a particular Global Security, in whole but not in part, at the Market Price contained in the quote by delivering written notice of such exercise to the Trustee. The Trustee shall provide written notice of such exercise to TMCC within one Business Day after receiving same from the Holder. The repayment shall occur on a Business Day specified by TMCC which shall be not more than three Business Days after delivery of the notice to TMCC. The Holder shall have no obligation to exercise the repayment option after receipt of the quote. However, exercise of the repayment option will be irrevocable.

     The Notes will be Book-Entry Notes represented initially by eight Global Securities. So long as the Depository or its nominee is the registered owner of the Global Securities, the Depository or its nominee, as the case may be, will be the sole Holder of the Book-Entry Notes represented by the Global Securities and only the Depository may exercise the repayment option in respect of the Global Securities representing the Book-Entry Notes. However, the Beneficial Owner and the participant through which it owns its interest shall have the right to request a Market Price quote. To exercise the repayment option, the Depository must notify the Trustee in writing as outlined above. Accordingly, the Beneficial Owner of any Global Security that desires to have the Book-Entry Note represented by such Global Security repaid must instruct the participant through which it owns its interest to direct the Depository to exercise the repayment option on its behalf. To ensure that the Depository receives notice from a participant in time to deliver notice to the Trustee on a particular day, the Beneficial Owner must so instruct the participant through which it owns its interest before such participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers.
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Accordingly, the Beneficial Owner should consult the participant through which it owns its interest for the deadline for such participant. All instructions given to a participant from the Beneficial Owner of the Global Security relating to the option to elect repayment shall be irrevocable. In addition, at the time such instructions are given, the Beneficial Owner shall cause the participant through which it owns its interest to transfer the Beneficial Owner's interest in the Global Security representing the related Book-Entry Note on the Depository's records to the Trustee. The requirement for physical delivery of a Book-Entry Note in connection with a demand for repayment will be deemed satisfied when the ownership rights in the Global Security representing such Book-Entry Note are transferred by the direct participant on the Depository's records.

     The Beneficial Owner of any Global Security shall not be entitled to receive physical delivery of Certificated Notes, except in the limited circumstances described under "Description of the Notes -- Book-Entry Notes" in the Prospectus Supplement. In such circumstances, the Holder of Certificated Notes shall exercise the repayment option by delivering the Notes, together with the form thereon entitled "Option to Elect Repayment" duly completed, to the Trustee at its office maintained for such purpose, currently the corporate trust office of the Trustee located at 100 Plaza One, Jersey City, New Jersey 07311 within the time specified above. Exercise of such repayment option by the Holder of a Note will be irrevocable.

     All notices from or to the Holder, the Trustee or TMCC in connection with the repayment of the Notes may be delivered in electronic form or by facsimile. Oral or written requests for Market Price quotes should be directed to the TMCC Treasury Department.

     For purposes of the Notes, the following terms shall have the following meanings:

     "Market Price" shall mean the market price for the Notes as determined by TMCC in its sole discretion, reasonably exercised.

     "Business Day" shall mean any day other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in the City of New York.

     "Beneficial Owner", "participant" and "direct participant" shall have the meanings set forth in the Prospectus Supplement under "Description of the Notes -- Book-Entry Notes".

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Conversion to Floating Rate Notes

     The Holder shall have the right to convert the interest rate on one or more Notes from a Fixed Rate of 5.656% to a floating rate of LIBOR (Telerate Page 3750) plus 0.15%. The principal amount of such Notes shall remain the same. The Index Currency shall be U.S. dollars and the Index Maturity shall be three months. If the Notes are converted, the initial floating rate Interest Rate shall be determined on the second London Banking Day (as defined below) preceding the Conversion Date (as defined below). After conversion, the Interest Payment Dates shall be changed from semiannual to quarterly payments and shall occur on each February 24, May 24, August 24 and November 24 of each year commencing on the first such date following the Conversion Date. The Interest Reset Dates shall be the same as the Interest Payment Dates. The Day Count Convention shall be changed to Actual/360 for the period from and including the Conversion Date to Maturity. Merrill Lynch Capital Services, Inc. will be the Calculation Agent for the Notes. The exercise of the option to convert any Note into a Floating Rate Note will be irrevocable. The Holder shall have no further option to convert such Note into a Fixed Rate Note. For purposes of these Notes, "London Banking Day" shall mean a day other than a Saturday or Sunday on which commercial banks are open for business, including dealings in U.S. dollars, in London.

     The Holder shall exercise the option to convert any Note represented by a particular Global Security, in whole but not in part, into a Floating Rate Note by delivering written notice of exercise to the Trustee. The Trustee shall provide a copy of the notice to TMCC. If the Trustee receives notice on or between the first and 7th day of a calendar month, the "Conversion Date" shall be the 24th day of the calendar month in which the notice is received. If the Trustee receives notice on or after the 8th day of a calendar month, the "Conversion Date" shall be the 24th day of the calendar month following the month in which the notice is received. Interest shall accrue on the Notes at the Fixed Rate to but excluding the Conversion Date. Interest shall begin to accrue at the Floating Rate on the Conversion Date to but excluding Maturity.

     Only the Depository may exercise the option to convert the Notes into Floating Rate Notes as long as the Notes are held as Global Securities representing the Book-Entry Notes. To exercise the conversion option, the Depository must notify the Trustee in writing as outlined above. Accordingly, the Beneficial Owner of a Global Security that desires to have the Book-Entry Note represented by such Global Security converted into a Floating Rate Note must instruct the participant through which it owns its interest to direct the Depository to exercise the conversion option on its behalf. To ensure that the Depository receives notice from a
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participant in time to deliver notice to the Trustee on a
particular day, the Beneficial Owner must so instruct the participant through which it owns its interest before such participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, the Beneficial Owner should consult the participant through which it owns its interest for the deadline for such participant. All instructions given to a participant from the Beneficial Owner of the Global Security relating to the option to elect conversion shall be irrevocable.

     The Beneficial Owner of a Global Security shall not be entitled to receive physical delivery of Certificated Notes, except in the limited circumstances described under "Description of the Notes -- Book-Entry Notes" in the Prospectus Supplement. In such circumstances, the Holder of Certificated Notes shall exercise the conversion option by delivering written notice to the Trustee at its office maintained for such purpose, currently the corporate trust office of the Trustee located at 100 Plaza One, Jersey City, New Jersey 07311 within the times specified above. Exercise of such conversion option by the Holder of Notes will be irrevocable.

     All notices from or to the Holder, the Trustee or TMCC in connection with the conversion of the Notes may be delivered in electronic form or by facsimile.

Minimum Denomination

     The Notes shall have a minimum denomination of $100,000.

Plan of Distribution

     Under the terms of and subject to the conditions of a terms agreement under the First Amended and Restated Distribution Agreement dated September 3, 1998 between TMCC and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill"), Credit Suisse First Boston Corporation, Goldman, Sachs & Co., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc., as amended by Amendment No. 1 thereto, dated January 12, 2000, Amendment No. 2 thereto, dated August 24, 2001, and Amendment No. 3 thereto, dated April 4, 2002 (as amended, the "Agreement"), Merrill, acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 99.425% of the principal amount thereof. Merrill proposes to offer the Notes at a public offering price of 100% of the principal amount thereof.

     Under the terms and conditions of the Agreement, Merrill is committed to take and pay for all of the Notes offered hereby.

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Certain U.S. Tax Considerations

     The following is a summary of the principal U.S. federal income tax consequences of ownership of the Notes. The summary concerns a U.S. Holder (as defined in the Prospectus Supplement) who holds the Notes as a capital asset and does not deal with special classes of holders such as dealers in securities or currencies, persons who hold the Notes as a hedge against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, or a U.S. Holder whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash. The discussion below is based upon the Internal Revenue Code of 1986, as amended, and final, temporary and proposed United States Treasury Regulations. Persons considering the purchase of the Notes should consult with and rely solely upon their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences arising under the laws of any other domestic or foreign taxing jurisdiction.

     Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United States Taxation" in the Prospectus Supplement.

U.S. Holder

     Amounts payable with respect to the Notes at the Fixed Rate, and if the right to convert is exercised, at the floating rate will be includible in income by a U.S. Holder as ordinary interest at the time the interest payments are accrued or received in accordance with such U.S. Holder's regular method of tax accounting. An exercise by the Holder of the right to convert to a floating rate should not be treated as a sale or exchange of the Notes, but an exercise by the Holder of the right to repayment will trigger gain or loss measured by the difference between the Holder's tax basis and the Market Price received on repayment.